UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53089
CUSIP NUMBER:	40416H 205

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	September 30, 2017

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

HCi Viocare
Full Name of Registrant

Former Name if Applicable

Kintyre House, 209 Govan Road
Address of Principal Executive Office (Street and Number)

Glasgow, Scotland, UK G51 1HJ
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the nine-month period ended September 30, 2017 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.     We were not able to complete all of the financial information required to allow sufficient time for our independent auditors to be able to finalize their review and provide their consent by the filing deadline of November 14, 2017.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sotirios Leontaritis	44 141	370-0321
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes [X] No [ ]
We have incurred losses since inception. We generated $269,918 in revenues from operations and $84,616 in cost of goods sold for the nine months ended September 30, 2017, compared to $652,287 in revenue and $195,286 in costs of goods sold for the nine month period ended September 30, 2016.  These decreases quarter over quarter from fiscal 2016 to fiscal 2017 are in part due to the fact that the GBP declined substantially in value period over period, which greatly impacts our US dollar reporting results as the majority of our income is earned in GBP. During the comparative period in fiscal 2016 we completed two larger client projects, with no similar scale projects yet this current fiscal year which accounts for the additional revenue in the prior period.

Operating expenses totaling $1,661,156 in the nine months ended September 30, 2017 decreased by $22,872 or approximately 1.3% compared to $1,684,028 of operating expenses in 2016. While it would appear the operating expenses remained relatively constant period over period, consulting fees for the nine months ended September 2016 include a reduction of $383,993 in the three months ended September 30, 2016 in respect to the forgiveness of certain consulting fees recorded in the prior periods.  As a result, consulting fees appear to increase substantially period over period from $411,791 (2016) to $842,998. Office expenses and rent, professional fees, travel and research and development expenses all declined in the current nine month period ended September 30, 2017, as compared to the prior comparative nine months.

During the nine-month periods ended September 30, 2017 and 2016 we recorded losses from operations of $1,475,854 and $1,227,027, respectively.

During the nine months ended September 30, 2017, the Company recorded losses from other expense of $22,884 and $56 respectively, as a result of interest expenses incurred.

During the comparative nine month periods ended September 30, 2017 and 2016 the Company recorded net losses of $1,498,738 and $1,215,551 respectively.

HCi Viocare
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 14, 2017	By:	/s/ Sotirios Leontaritis
		Name:	Sotirios Leontaritis
		Title:	President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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